Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 86
dated July 25, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – August 24, 2006

8.5% SPARQS due September 20, 2007
Mandatorily Exchangeable for Shares of Common Stock of
Whole Foods Market, Inc.
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

Issue Price	:	$13.5075 per SPARQS
Exchange Ratio	:	0.25 share of WFMI Stock per SPARQS
Yield to Call	:	19%
Interest Rate	:	8.5% per year
Interest Payment Dates	:	December 20, 2006, March 20, 2007, June 20, 2007 and the Maturity Date
Aggregate Principal Amount	:	$26,500,013.055
Pricing Date	:	August 24, 2006
Original Issue Date (Settlement Date)	:	August 31, 2006
Listing	:	AMEX
Exchange Symbol	:	MWL
CUSIP	:	61747S835
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$0.2195 per SPARQS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Terms No. 86 dated July 25, 2006 Prospectus Supplement for SPARQS dated January 25, 2006 Prospectus dated January 25, 2006